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EXHIBIT 99.2

QWEST COMMUNICATIONS INTERNATIONAL INC.

QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions)

		2004				2003
	2005 Q1
		Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenue	$3,449	$3,437	$3,449	$3,442	$3,481	$3,498	$3,570	$3,596
Operating expenses:
Cost of sales:
Facility costs	677	650	748	681	662	704	1,137	688
Network expenses	66	66	73	66	57	82	81	70
Employee-related costs	410	390	429	437	450	464	468	439
Other non-employee related costs	286	296	298	302	285	293	276	278

Total cost of sales	1,439	1,402	1,548	1,486	1,454	1,543	1,962	1,475
Selling, general and administrative:
Property and other taxes	99	78	112	115	81	97	114	115
Bad debt	57	49	39	13	93	61	70	72
Restructuring and severance related costs	15	53	2	127	15	46	37	16
Employee-related costs	407	413	413	434	469	415	429	472
Other non-employee related costs	458	477	695	797	496	629	455	480

Total Selling, general and administrative	1,036	1,070	1,261	1,486	1,154	1,248	1,105	1,155
Depreciation and amortization	774	783	779	784	777	798	796	789
Impairments and other	—	36	34	43	—	—	230	—

Total operating expenses	3,249	3,291	3,622	3,799	3,385	3,589	4,093	3,419

Operating income (loss)	200	146	(173)	(357)	96	(91)	(523)	177
Other expense (income)
Interest expense—net	381	366	374	394	397	436	437	444
Other expense (income)—net	(242)	(54)	40	(111)	12	(37)	(18)	(63)

Total other expense (income)	139	312	414	283	409	399	419	381
Income tax benefit (expense)	(4)	27	18	(136)	3	108	256	79

Income (loss) from continuing operations	57	(139)	(569)	(776)	(310)	(382)	(686)	(125)
Discontinued operations—net	—	—	—	—	—	(25)	2,517	61

Net income (loss)	$57	$(139)	$(569)	$(776)	$(310)	$(407)	$1,831	$(64)

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  EXHIBIT 99.2
QWEST COMMUNICATIONS INTERNATIONAL INC. QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in millions)